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                              January 19, 2023

       Yujun Xiao
       Chief Executive Officer
       HUHUTECH International Group Inc.
       3-1208 Tiananzhihui Compound
       228 Linghu Road
       Xinwu District, Wuxi City, Jiangsu Province
       People   s Republic of China 214135

                                                        Re: HUHUTECH
International Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted on
January 6, 2023
                                                            CIK 1945415

       Dear Yujun Xiao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2022 letter.

       Draft Registration Statement on Form F-1/A filed January 6, 2023

       Cover Page

   1. We note your response to prior comment 2. Please disclose how you will refer to the holding company and
each subsidiary when providing the disclosure throughout the document so that it is
clear to investors which entity the disclosure is referencing and which subsidiaries or
entities are conducting the business operations. Specifically, please disclose how you will
be referring to Wuxi Xinwu District Jianmeng Electromechanical
                                                        Technology Co.,
Limited, HUHU Technology Co., Ltd., and HUHUTECH(HK) Limited.
 Yujun Xiao
FirstName  LastNameYujun     Xiao Inc.
HUHUTECH      International Group
Comapany
January 19,NameHUHUTECH
            2023               International Group Inc.
January
Page 2 19, 2023 Page 2
FirstName LastName
2. We note your response to prior comment 4. Please clarify whether any dividends or distributions have been made and if so, quantify the amount. If no dividends or distributions have been made, please revise your disclosure elsewhere in the filing.
Prospectus Summary, page 1

3. We note your response to prior comment 6. Please file the written agreements with the customers and suppliers mentioned in this section. Additionally, please clarify the contracting parties to these agreements in your current corporate structure.
Business Segments, page 24

4. We reissue prior comment 12. Please clarify whether you have multiple business segments.
Risk Factor
Nasdaq Approval, page 50

5. We note your response to prior comment 15. Please revise your disclosure to add the consequences to the offering of having your application denied. Capitalization , page 54

6. We note your capitalization table footnote (1) continues to refer to "non-accountable expense allowance". As such, we re-issue our prior comment number 17 in our letter dated, November 16, 2022. The prior comment is provided for your convenience: "The footnotes to your capitalization table refer to a "non-accountable expense allowance" as a deduction to expected offering proceeds. Please tell us and explain in your disclosure, the nature of this adjustment."
Managements Discussion and Analysis of Financial Condition and Results of Operations
Bank Loans, page 70

7. We note your response to prior comment 25. Please file all the outstanding loan agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.
8. We reissue prior comment 26. Please discuss your bank loans as sources of liquidity.
Development Opportunities, page 79

9. We note your response to prior comment 29. Please revise to elaborate on how you determined that these will bring development opportunities.
Business, page 85

10. We note your response to prior comment 30. We reissue our comment. Please explain how you determined that this Sales and Marketing disclosure is consistent with the
 Yujun Xiao
HUHUTECH International Group Inc.
January 19, 2023
Page 3
       operating expenses discussion on page 65, which states that    [s]elling
expenses primarily
       consisted of salary and compensation expenses relating to our sales personnel, advertising expenses, promotional service fees . . ." Additionally, please explain how you determined that this Sales and Marketing disclosure is consistent with your discussion on page 62 which states that "HUHU Japan just functions as a sales and customer service center."
Properties and Facilities, page 88

11. We note your response to prior comment 31. Please attach all lease agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.
Regulations, page 97

12. We note your response to prior comment 32. Please clarify whether the referenced reorganization relates to the reorganization that was completed in January 2022 or the restructuring that was completed in March 2022 and revise the disclosures in the filing.
Related Party Transactions, page 102

13. We note your response to prior comment 40. Please revise this section to include transactions of all related parties.
       You may contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameYujun Xiao
                                                             Division of
Corporation Finance
Comapany NameHUHUTECH International Group Inc.
                                                             Office of
Manufacturing
January 19, 2023 Page 3
cc:       Yarona L. Yieh
FirstName LastName